Exhibit 12

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2002	2001
	(In Millions)
Earnings:

Earnings (loss) before income taxes	$ (776)	$ (522)
Fixed charges, from below	201	235
Undistributed (earnings) losses of affiliates	-	(1)
Interest capitalized	(11)	(22)

Earnings (loss)	$ (586)	$ (310)

Fixed charges:

Interest expense	$ 146	$ 132
Portion of rental expense representative
of the interest factor	55	103

Fixed charges	$ 201	$ 235

Ratio of earnings to fixed charges	(a)	(a)

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(a) Earnings were inadequate to cover fixed charges by $787 million in 2002 and $545 million in 2001.